Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001-32650)

PRESS RELEASE
ICE SENDS LETTER TO CBOT STOCKHOLDERS
URGING THEM TO REJECT CME PROPOSAL
Says CME Deal Significantly Undervalues CBOT
Atlanta, GA (July 2, 2007) — IntercontinentalExchange, Inc. (NYSE: ICE) today sent the following letter to Chicago Board of Trade (NYSE: BOT) stockholders and members urging them to reject the proposed sale to the Chicago Mercantile Exchange (NYSE: CME):
July 2, 2007
ICE’S PROPOSAL REMAINS SUPERIOR FINANCIALLY AND STRATEGICALLY
WHAT DO WALL STREET ANALYSTS KNOW THAT YOUR BOARD WON’T TELL YOU?
CME NEEDS THIS DEAL MORE THAN YOU DO,
AND CAN AFFORD TO PAY SIGNIFICANTLY MORE
THE CME DEAL RECOMMENDED BY YOUR BOARD SUBSTANTIALLY UNDERVALUES
CBOT AND LEAVES HUNDREDS OF MILLIONS OF DOLLARS OR MORE ON THE TABLE
VOTE “NO” ON JULY 9 AND SEND A MESSAGE TO YOUR BOARD TO NEGOTIATE A
DEAL THAT FAIRLY VALUES CBOT AND ADEQUATELY REWARDS STOCKHOLDERS
Dear Chicago Board of Trade Stockholder/Member:
Your Board and CME management are asking you to believe that accepting their inferior offer is in your best interest and your only viable option. However, the facts, as well as comments by several industry analysts, should make you reconsider what is actually right for the future of the Board of Trade. ICE is offering you a superior deal — both financially and strategically. In addition, ICE offers stockholders a stronger currency with more upside.
Don’t fall for low-road scare tactics.
Since January 2006, ICE’s share performance has exceeded that of the CME by every relevant metric. And today, despite the fact that ICE is a significantly faster growing company, ICE and CME’s P/E ratios are in line. In addition, ICE has a high-quality electronic trading and clearing infrastructure that we are rapidly scaling. Our planned integration is highly achievable as ICE’s technology team has successfully scaled its execution technology by a factor of 100 times over the past two years to meet rapid growth and the addition of new products to our markets. Based on extensive technical reviews, we are confident we can transition the Board of Trade to our clearing solution quickly, seamlessly and on schedule.

The fact is that CME needs this deal far more than you do.
CME’s current valuation and strategic position depend on a successful merger with CBOT, but CME remains unwilling to commit to pay what analysts believe it can afford, or even what ICE has already placed on the table. CME’s bid, which valued CBOT Holdings at $196.17 per share as of Friday June 29th, remains lower than your stock price of $206.60, and significantly lower than what analysts and the overall market have pegged as the fair value for CBOT shares.
By voting NO on July 9th, you will send a clear message to your Board that you will NOT settle for the current CME deal, which significantly undervalues your company. Make your Board negotiate a better deal from CME that appropriately values your business, or consider ICE’s superior proposal.
Did you know that...?
1. CME’s own analysts say it can afford to pay more and CBOT stockholders agree:
“According to our analysis, CME could raise the BOT offer up to 0.40 shares of CME (implying $223 a share for BOT) and still make the deal accretive on a 2008 basis.”*
- Bank of America / June 12, 2007
“[CME] could pay $220 per share for CBOT and still make the deal 5% accretive to 2008 earnings assuming a mid-year 2007 close and relative to our standalone estimate of $17.50.”*
- Keefe, Bruyette & Woods, March 23, 2007
Even CME’s analysts recognize that CME can afford to pay more to acquire CBOT. Despite that fact, CME continues to low-ball CBOT stockholders in an attempt to win the CBOT on the cheap without paying fair value, let alone a control premium. CME’s current proposal is valued at $196.17 per CBOT share, or hundreds of millions of dollars less than the ICE proposal of $209.95 per share and well below CBOT’s current share price. You need to ask your leadership and Board why they are not demanding that CME pay what experts believe and CME knows your company is worth.
“Chicago Merc executives were told that they needed to raise the offer to 0.4 shares of stock for each CBOT share from the current 0.35 shares.” *
- Bloomberg News / June 29, 2007
Your Board doesn’t want to discuss the fact that many stockholders have indicated that they have already voted against the CME deal because it undervalues CBOT. Instead both CBOT and CME management have attempted to market their transaction based on an inflated and uncertain value of $560, which already reflects merger synergies from your company, meaning you are being paid with your own synergies. The truth is that they are simply not paying any premium for your company.
2. CME would stand to lose $1.2 billion in market capitalization if it loses CBOT’s clearing business:
“In a report published on Friday, [Sanford C. Bernstein] said the loss of clearing revenue to CME if CBOT Holdings Inc. merged with IntercontinentalExchange Inc. would be about $1.2 billion.”*
- Reuters / June 29, 2007

* Permission to use quotations as proxy soliciting materials was neither sought nor received.

CME’s future revenue expectations, and therefore stock price, are inflated by the assumptions that the deal with CBOT will be approved. Absent the clearing revenue and other synergies brought to CME by the Board of Trade, investors would likely conclude that its shares are significantly overpriced.
3. CME stockholders will benefit TWICE as much as CBOT stockholders from CBOT’s future growth:
Existing CME stockholders would own approximately two-thirds of a combined CME/CBOT, while you would only own one-third. So CME stockholders will benefit twice as much from CBOT’s continued strong and increasing growth as you will. Shouldn’t CME stockholders pay you a significant premium for taking most of the upside that would otherwise be yours?
CME wants you to believe their deal is somehow worth $260.
Why then are they only offering you $196 per share?
The following is an actual, rather than fictional, financial comparison between the CME and ICE proposals. It compares the two deals purely based on the true components of the transaction today: exchange ratio, special dividend and additional value to full members with the required interests.

CME Offer Price Analysis		ICE Offer Price Analysis

Implied Offer Price (0.35 Rate)	$187.03	Implied Offer Price (1.42 Rate)	$209.95
Plus $485 MM Dividend	$9.14

Value to all CBOT Stockholders	$196.17	Value to all CBOT Stockholders	$209.95
Plus $333 MM1 ERP Consideration	$9.14	Plus $666 MM1 ERP Consideration	$18.29

Value to Full Members with required interests	$205.31	Value to Full Members with required interests	$228.24

Based on market data as of June 29, 2007
1 Expressed per required 27,338 A shares
YOU ONLY HAVE ONE OPPORTUNITY
TO PREVENT YOUR BOARD FROM SELLING YOU SHORT:
VOTE “AGAINST” THE CME/CBOT TRANSACTION
If you believe that CBOT is worth a higher price than what your Board is asking you to sell it for, you only have ONE CHANCE to be heard. You must vote NO on July 9th. If the transaction is approved on July 9th, you will forever lose the opportunity to review ICE’s proposal for the Board of Trade. A NO vote represents a new beginning for CBOT stockholders to realize the true and fair value for a strong, vibrant and rapidly growing company.
Sincerely,
Jeffrey C. Sprecher
Chairman and Chief Executive Officer
IntercontinentalExchange, Inc.

VOTE AGAINST THE CME PROPOSAL TODAY!

Even if you have already returned a proxy you have every right to change your vote. Only your latest dated vote will count. We urge CBOT Stockholders to vote AGAINST the CME’s below-market offer.

Please refer to your proxy card for easy instructions on how to vote by telephone,
Internet or mail. If you have any questions, please contact:
M&A Incorporated
Toll-Free at: (877) 800-5187
Additional Information
More information about the ICE proposal is available on the ICE website at www.theice.com under About ICE/Investor Relations and at www.theicecbot.com.
About IntercontinentalExchange
IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange. ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded. ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®. For more than a century, the NYBOT® has provided global markets for food, fiber and financial products. ICE was added to the Russell 1000® Index on June 30, 2006. Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.
Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.
Important Information About the Proposed Transaction and Where to Find It:
This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
ICE has filed a proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents, as they contain important information. Investors are able to obtain a free copy of the proxy statement with respect to the special meeting without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement with respect to the special meeting may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer) and Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.
Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.
Contact:
IntercontinentalExchange:
Kelly Loeffler
VP, Investor Relations and Corporate Communications
(770) 857-4726
kelly.loeffler@theice.com
Sard Verbinnen & Co
Jim Barron/Kara Findlay
(212) 687-8080
Brad Wilks
(312) 895-4700
Crystal Clear Communications
Ellen G. Resnick
(773) 929-9292; (312) 399-9295 (c)
eresnick@crystalclearPR.com